Proskauer Rose LLP   1585 Broadway   New York, NY 10036-8299

November 30, 2009 VIA ELECTRONIC TRANSMISSION AND OVERNIGHT COURIER	Julie M. Allen Member of the Firm d 212.969.3155 f 212.969.2900 jallen@proskauer.com www.proskauer.com

Daniel F. Duchovny, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-1004

Re: Presidential Life Corporation –
Preliminary Consent Revocation Statement on Schedule 14A, File No. 0-05486

Dear Mr. Duchovny:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the above-referenced Preliminary Consent Revocation Statement on Schedule 14A (the “Consent Revocation Statement”) of Presidential Life Corporation, a Delaware corporation (the “Company”), in your letter to me dated November 27, 2009 (the “Comment Letter”).

I am writing, on behalf of the Independent Committee of the Board of Directors (the “Independent Committee”) of the Company, to respond to the comments contained in the Comment Letter and to indicate the changes that have been made in Amendment No. 2 to the Consent Revocation Statement (“Amendment No. 2”) that is being filed today with the Commission.

For your convenience, your comments are set forth in this letter in italics, followed by the Independent Committee’s responses. The page numbers listed in the Independent Committee’s responses below track the page numbers in Consent Revocation Statement.

Cover Letter

1.
We note your response to the first bullet point in our prior comment 2 and your response to prior comment 3.  It appears that your primary concerns relating to Mr. Kurz [age][sic] are his age, without reference to his ability to carry out the tasks of chairman and CEO, and the fact that [that][sic] other companies that may or may not be your peers do not have persons of Mr. Kurz’s age holding the position of chairman or CEO.  If the foregoing is correct, please revise our disclosure to so state.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

Daniel F. Duchovny, Esq.
United States Securities and
Exchange Commission
November 30, 2009

In response to your comment, the Independent Committee has revised the disclosure in the second bullet in the cover letter in Amendment No. 2 to read in its entirety as follows:  “Because of his advanced age, Mr. Kurz is no longer well suited to act as Chief Executive Officer of the public company in which you invested.  We have serious doubts that Mr. Kurz is capable of the demands of full-time hands-on management of a public company.  We note that only 1% of S&P 500 companies have a current CEO age 70 or older and none have appointed a new CEO age 70 or older.”

The Independent Committee’s concerns regarding Mr. Kurz’s capacity to act as CEO, given his advanced age, is based, in part, on the fact that Mr. Kurz has been observed by management and the Independent Directors on countless occasions sleeping in his office and sleeping in meetings, including meetings of the Board of Directors.  In addition, if Mr. Kurz were successful in removing the directors and Mr. Barnes, there would be no ready successor if Mr. Kurz were to become ill or otherwise unable to fulfill his duties—as was the case back in 2002, when Mr. Kurz suffered a broken hip and Mr. Barnes (then President of the insurance company) was required to shoulder much of the day-to-day responsibility for running the Company.

2.	We reissue comment 2 as it related to your statement that the “incumbent directors and management have been positioning the Company for additional growth opportunities.”

In response to your comment, the Independent Committee has revised the disclosures in the cover letter and page 9 of Amendment No. 2 to indicate that the referenced additional growth opportunities include "the introduction of two new products in the last five months (Simplified Issue Whole Life and Dental Insurance)."

In accordance with the Company’s strategic plan, adopted in late 2008, the Company is seeking to improve its financial strength by, among other things, diversifying its product lines.  The Company has been heavily dependent on annuity sales, and believes that the introduction of additional product lines, with anticipated double-digit margin contributions, will help grow the Company’s business and improve its long-term prospects.  In addition, the Company is seeking to expand its geographic reach by, among other things, extending its coverage to all 50 states (expected by year-end 2009) and the addition of one (and perhaps two) regional vice presidents in 2010 to expand the Company’s regional marketing efforts.

Background of the Kurz Consent Solicitation, page 7

Please revise the reference to the downgrade of Moody’s ratings in 2004 to clarify that it was the lack of a management succession plan despite Mr. Kurz advanced age that was one of several reasons for the downgrade.  Your current disclosure appears to suggest that Moody’s action was based separately on Mr. Kurz’s age and the lack of a

Daniel F. Duchovny, Esq.
United States Securities and
Exchange Commission
November 30, 2009

3.	succession plan; your disclosure also appears to present Moody’s action as based solely on Mr. Kurz’s age without reference to other reasons stated by Moody’s.

In response to your comment, the Independent Committee has revised the description of the action taken by Moody's in 2004, which appears in the last sentence of the second paragraph of page 7 of Amendment No. 2, to read as follows:

“In 2004, Moody's had downgraded its rating of the Company because of several factors, including the lack of a succession plan given Mr. Kurz's age (then 84).”

4.
On a related note, clarify your disclosure with respect to Moody’s 2008 rating change to state that there were corporate governance items other than those related to the succession plan that affected Moody’s rating change.  Also, please tell us supplementally whether Moody’s has changed its rating since July 8, 2008.

In response to the Staff's comment, we have revised the reference to the Moody's 2008 action in the second paragraph on page 7 of Amendment No. 2 to read as follows:

"Moody's, in its Rating Action report dated July 8, 2008, among other things, cited the "improvement in [the Company's] corporate governance profile" as a primary basis for that agency's upgrade of the ratings of the Company's senior unsecured debt and Insurance Company's financial strength, which included the Company's succession plan."

We supplementally advise the Staff that Moody's subsequently changed its outlook from positive to stable and  withdrew its rating following the Company's repayment of its outstanding debt.

We are also transmitting herewith the supplemental materials regarding the Moody’s reports that were inadvertently omitted from our prior correspondence filing.

Very truly yours,

/s/ Julie M. Allen

Enclosures

MOODY’S DOWNGRADES PRESIDENTIAL LIFE’S RATINGS (SENIOR UNSECURED DEBT TO B2); OUTLOOK STABLE

Approximately $100 million of debt securities affected.

Moody's Investors Service downgraded the senior unsecured debt rating of Presidential Life Corporation to B2 from B1 and the insurance financial strength rating of its subsidiary, Presidential Life Insurance Company (collectively, Presidential Life), to Ba2 from Ba1.  The outlook on the ratings has been negative since November 2002 when Moody’s last took a rating action with regard to Presidential Life.  The outlook on the ratings is now stable.

Moody’s said that the company’s financial results in 2003 and in the first quarter of 2004 are better than the poor results Presidential Life reported in 2002.  However, in explaining the ratings downgrade, Moody’s cited a number of adverse conditions that persist at the company.  These items include continuing spread compression in the company’s large book of fixed annuities, a low level of statutory capitalization, permanent impairment in the company’s $210 million “principal protected” notes portfolio, and a lack of a management succession plan despite the advanced age of the company’s Chairman and CEO.

The rating agency also said that Presidential Life’s asset-liability management guidelines are not comprehensive and noted that it has a moderately high amount of financial leverage at its holding company given its limited ability to upstream cash from its operating company to its holding company.  In addition, the $50 million secured line of credit outstanding at the holding company is callable by the bank upon thirty days notice.

Moody's ratings on Presidential Life incorporate an expectation of the company maintaining financial leverage of not more than 30%, cash coverage of interest expense of at least 3 to 4 times (excluding pledged holding company assets), statutory capitalization at Presidential Life Insurance Company at about 220% of its company action level NAIC RBC ratio, and statutory net income in 2004 of at least $15 million.

Presidential Life Corporation is based in Nyack, New York.  Operating through its Presidential Life Insurance Company subsidiary, the company primarily sells individual fixed annuities through independent agents.  As of March 31, 2004, the company reported total consolidated assets of approximately $4.7 billion and shareholders' equity of about $567 million.

Moody's insurance financial strength ratings are opinions of the ability of insurance companies to repay punctually senior policyholder claims and obligations.  For more information, visit our website at www.moodys.com/insurance.

Global Credit Research Rating Action 8 JUL 2008

Rating Action: Presidential Life Insurance Company

Moody's upgrades Presidential Life Corp. (to B1 sr.); positive outlook

Approximately $90 million of debt affected

New York, July 08, 2008 – Moody's Investors Service has upgraded the senior debt rating of Presidential Life Corporation (PLFE) to B1 from B2. Moody's has also raised the insurance financial strength (IFS) rating of its subsidiary, Presidential Life Insurance Company (Presidential Life), to Ba1 from Ba2. All the ratings have a positive outlook. These actions conclude the review for possible Upgrade that was initiated on April 17, 2008.

Vice President/Senior Credit Officer, Arthur Fliegelman, said that "This rating action is primarily based upon an improvement in PLFE's corporate governance profile as well as in its financial reporting capabilities, capital adequacy, and financial flexibility."

Moody's said that PLFE has made recent improvements in its corporate governance profile, including the addition of three new directors to the PLFE board. These corporate governance initiatives are expected to be ongoing, but the transition to a new president and chief executive officer of PLFE are not expected to be fully completed until May 2009. The rating agency noted that it expects that the implementation of these management changes will be relatively smooth and non-disruptive to the company's operations.

According to the rating agency, improvements in PLFE's credit profile have included the availability of additional internal and external accounting expertise; substantial increases in Presidential Life's reported statutory capital; paydowns of outstanding PLFE debt; and the ongoing implementation of a more robust asset/liability management program, as well as the introduction of an early-stage enterprise risk management framework to the organization.

"Despite these improvements," Mr. Fliegelman said, "PLFE faces intense competition in its core business where it faces larger competitors benefiting from more favorable name recognition and sale advantages." PLFE also remains challenged by the relatively modest scale of its product lines in a consolidating industry. Additionally, a significant majority of PLFE's sales take place in a single state, New York, and they are heavily weighted to a single product, fixed annuities.

Moody's noted that the positive outlook for PLFE and Presidential Life is based primarily on the expected implementation of additional corporate governance improvements over the next 12 to 18 months, which would put upward pressure on the ratings. These expected changes include: (1) the execution of the above discussed executive management changes at PLFE and Presidential Life; (2) the addition of new independent PLFE directors (Moody's does not consider two of the recently appointed directors to be independent since they were previously members of company senior management) with meaningful senior leadership experience; (3) the eventual succession of the PLFE chief executive officer title from the current incumbent; and (4) the continued development of an ongoing management succession plan.

The rating agency also explained that the ratings could be changed back to stable if the following occurred: (a) the above enumerated corporate governance changes do not take place on the expect timeframe; (b) loss of a significant number of independent distribution agents; (c) Presidential Life's NAIC RBC falling below 300% of its company action level; (d) cash flow coverage of holding company interest expense below 2 times; or (e) adjusted financial leverage above 35%.

The following ratings were upgraded by Moody's, with a positive outlook:

Presidential Life Corporation — senior unsecured debt, to B1 from B2.

Presidential Life Insurance Company — insurance financial strength, to Ba1 from Ba2.

PLFE is an insurance organization headquartered in Nyack, New York. As of March 31, 2008, PLFE reported total assets of approximately $4.1 billion and stockholders' equity of approximately $646 million.

Moody's insurance financial strength ratings are opinions of the ability of insurance companies to punctually repay senior policyholder claims and obligations. For more information, visit our website at www.moodys.com/insurance.

New York
Arthur Fliegelman
VP - Senior Credit Officer
Life Insurance Group
Moody's Investors Service
JOURNALISTS: 212-553-0376
SUBSCRIBERS: 212-553-1653

New York
Robert Riegel
Managing Director
Life Insurance Group
Moody's Investors Service
JOURNALISTS: 212-553-0376
SUBSCRIBERS: 212-553-1653

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